

21002933)N



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___

_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Amuni Financial, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

720 2nd Avenue South

(No. and Street)

St. Petersburg	FL	33701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Knighton 727-825-0522

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson, & Smith PA

(Name – *if individual, state last, first, middle name*)

500 N. Westshore Blvd, Ste 1000 Tampa		FL	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Amuni Financial, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Amuni Financial, Inc., as of December 31, 2020, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Amuni Financial, Inc.

Emily Knighton, Senior Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
24th day of February 2021

(Signature of Notary Public)

SUZANNE MARIE SMALENBERGER
Notary Public - State of Florida
Commission # HH 081153
My Comm. Expires Jan 14, 2025
Bonded through National Notary Assn.

Personally known: X

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
___	(c)	Statement of Income.
___	(d)	Statement of Cash Flows.
___	(e)	Statement of Changes in Stockholders' Equity.
___	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___	(g)	Computation of Net Capital.
___	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
___	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
___	(m)	A copy of SIPC Supplemental Report.
___	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).

AMUNI FINANCIAL, INC.

FOCUS REPORT

DECEMBER 31, 2020



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Amuni Financial, Inc.
St. Petersburg, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Amuni Financial, Inc. and Subsidiary (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

HACKER, JOHNSON & SMITH PA
We have served as Amuni Financial, Inc.'s auditor since 1980.
Tampa, Florida
February 24, 2021

3

AMUNI FINANCIAL, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2020

Assets

Cash, including interest-bearing deposits of $15,129	$ 64,166
Receivable from clearing organization	20,339
Securities owned, at fair value	13,554,994
Accrued interest receivable	75,538
Premises and equipment, net	873,202
Receivables from non-customers	220,438
Right of Use Asset	55,076
Other assets and prepaid expenses	83,634
Total	$ 14,947,387

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	46,400
Payable to clearing broker	6,648,920
Loan payable	613,833
Leases Liability	55,076
Accrued expenses and other liabilities	1,284,540
Total liabilities	8,648,769

Commitments and contingencies (Notes 3, 4, 5, 11 and 12)

Stockholders' equity:	
Common stock, $.10 par value (authorized 75,000 shares; 6,633 issued and outstanding)	663
Additional paid-in capital	333,600
Retained income	5,964,355
Total stockholders' equity	6,298,618
Total	$ 14,947,387

See accompanying Notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Amuni Financial, Inc., (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with a branch office in Little Rock, Arkansas. The Company is a retail securities dealer and market maker operating primarily in the United States of America. On November 9th, 2018, the Company organized a transportation company, 8365 Transport, LLC. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 21, 2020, which is the date the consolidated financial statements were available to be issued, determining no events require additional disclosure in the consolidated financial statements.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Amuni Financial, Inc. and 8365 Transport, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company recognizes revenue in accordance with GAAP. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The following summarizes the Company's revenue recognition accounting policies for contracts with customers.

Principal Transactions. Commission income and expense on principal transactions with customers are earned from the sale of securities owned. Income and expenses related to principal transactions are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(1) Summary of Significant Accounting Policies, *Continued*
   Revenue Recognition, continued.

> ***Trail Commissions.*** The Company receives payments from mutual fund and insurance companies in the form of distribution and/or service fees (12b-1 fees), trail commissions or renewal commissions, which are fully described in the applicable prospectus or offering document. Trails are typically paid from the assets of the investment product and the amount is calculated as an annual percentage of assets invested by the Company's customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

> ***Investment Advisory Fees.*** The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

> ***Underwriting fees.*** The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized when the securities offering closes. The Company believes that the performance obligation is satisfied on the closing date as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

> ***Securities Owned.*** Securities owned are carried at fair value. Unrealized gains and losses on securities owned are reflected currently in principal transactions.

> ***Interest.*** The Company earns interest on its securities portfolio. Interest is accrued and recorded when it is earned.

> ***Depreciation and Amortization.*** Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

> ***Income Taxes.*** The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these consolidated financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2020, management is not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2017.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value-

(continued)

(1) Summary of Significant Accounting Policies, Continued
   Fair Value Measurements, continued.
   Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. State and municipal obligations are valued using the Electronic Municipal Market Access system from the Municipal Securities Rulemaking Board. The price from the last "inter-dealer" trade of the year is generally the fair value. Because this is not an active market, but has significant other observable inputs, their securities are classified with Level 2 of the valuation hierarchy.

(2) Receivable from Clearing Organization
   The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment
   A summary of premises and equipment at December 31, 2020 is as follows:

Furniture and equipment	$1,212,967
Leasehold improvements	63,758
Total, at cost	1,276,725
Less accumulated depreciation and amortization	403,523
Premises and equipment, net	$ 873,202

(4) Leases
   The Company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date of the lease. If the lease does not provide implicit rates, the incremental borrowing rate is used in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

(continued)

(4) Leases, *continued*

The Company's operating lease obligation is for the Company's various locations used to conduct operations. The weighted-average remaining lease term is approximately 2 years, with some leased locations having options to extend the leases. The components of lease expense and other lease information are as follows (dollars in thousands):

	During the year ended December 31, 2020
Operating Lease Expense Recognized	$ 143,045
Cash paid for amounts included in measurement of lease liabilities	$ 139,469

	At December 31, 2020
Operating lease right-of-use assets	$ 55,076
Operating lease liabilities	$ 55,076
Weighted-average remaining lease term	2 years
Weighted-average discount rate	4.89%

Future minimum lease payments under non-cancellable leases, reconciled to the Company's discounted lease liabilities are as follows:

	At December 31, 2020
2021	31,469
2022	26,223
Total future minimum lease payments	57,692
Less imputed interest	2,616
Total operating lease liabilities	$ 55,076

The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $143,045 during the year ended December 31, 2020 and included $108,000 paid to related parties.

(continued)

(5) Securities Owned

Marketable securities owned consist of trading and investment securities and are as follows:

State and municipal obligations	$ 13,526,464
Corporate debt securities	28,530
	$ 13,554,994

At December 31, 2020, the Company did not have any securities that would be classified as sold, not yet purchased.

Securities owned measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
	Fair Value As of December 31, 2020	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 13,526,464	-	13,526,464	-
Corporate debt securities	28,530	-	28,530	-
	$ 13,554,994	-	13,554,994	-

During the year ended December 31, 2020, no securities were transferred in or out of Level 3.

(6) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest corresponds to the federal funds rate. At December 31, 2020, $6,648,920 had been advanced to purchase securities. At December 31, 2020, this account is collateralized by securities owned with a carrying value of $13,554,994.

(7) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed six months of service and have attained age twenty-one. The Company's contributions to the Plan are discretionary and are determined annually. For the year ended December 31, 2020 the Company contributed $87,000.

(8) Credit Facility

The Company has a revolving credit facility which provides up to $1 million of available borrowings as of December 31, 2020. As of December 31, 2020, no amounts were outstanding on the credit facility. The line of credit bears interest payable monthly at a variable rate corresponding to an independent index which is the US Prime Rate as listed in the Money Rates section of the Wall Street Journal. The line of credit matures on May 8, 2021.

(continued)

(9) Loans Payable

Loan Payable is as follows:

	At December 31, 2020
Loan payable to bank, fixed rate; amortized over 20 years beginning February 4, 2020 and maturing January 4, 2039.	$ 613,833

Minimum payments required on the above loan payable are as follows:

2021	$ 51,469
2022	51,469
2023	51,469
2024	51,469
2025	51,469
Thereafter	356,488
Total	$ 613,833

Loan payable is collateralized by transportation equipment of the Company.

(10) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by 1,500 percent of its net capital. At December 31, 2020, the Company's minimum net capital requirement was $129,652. The Company's net capital computed in accordance with the Rule of the Commission amounted to $4,248,205 and the percentage of aggregate indebtedness to net capital was 46%.

(11) Commitments and Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

(12) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

(13) Payroll Protection Program ("PPP") Loan

On April 20, 2020, the Company received $447,000 with respect to a PPP loan. In December 2020, the Company applied for and was granted forgiveness with respect to the PPP loan. The proceeds from the PPP loan have been reflected as a gain from note payable forgiveness in the Company's Statement of Income.